                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    ---------

                                    FORM 11-K

 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                         CIBER, INC. SAVINGS 401(k) PLAN
                              (Full title of plan)

                                   CIBER, INC.
           5251 DTC PARKWAY, SUITE 1400, ENGLEWOOD, COLORADO 80111
        (Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

                              REQUIRED INFORMATION

The financial statements and schedules of the CIBER, Inc. Savings 401(k) Plan for the year ended December 31, 1998 prepared in accordance with the financial reporting requirements of ERISA along with the independent auditors' report thereon, is provided beginning on page F-1 attached hereto.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                         CIBER, INC. SAVINGS 401(k) PLAN
                                 (Name of Plan)

Dated: June 25, 1999

                                            By:   /s/Christopher L. Loffredo
                                               -------------------------------
                                                  Christopher L. Loffredo
                                                  V.P./CHIEF ACCOUNTING OFFICER
                                                  CIBER, Inc.
                                                  PLAN ADMINISTRATOR

                         CIBER, INC. SAVINGS 401(k) PLAN

                          INDEX TO FINANCIAL STATEMENTS


                                                                                 PAGE
Independent Auditors' Report                                                    F - 2

Statements of Net Assets Available for Benefits,
     December 31, 1998 and 1997                                                 F - 3

Statements of Changes in Net Assets Available for Benefits,
     Years ended December 31, 1998 and 1997                                     F - 4

Notes to Financial Statements,
     December 31, 1998 and 1997                                                 F - 5

SCHEDULES

1 - Item 27a - Schedule of Assets Held for Investment Purposes                  F - 13

2 - Item 27a - Schedule of Assets That Were Both Acquired and
        Disposed of Within the Plan Year                                        F - 14

3 - Item 27d - Schedule of Reportable Transactions                              F - 15


                          INDEPENDENT AUDITORS' REPORT

The Plan Administrator
CIBER, Inc. Savings 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the CIBER, Inc. Savings 401(k) Plan (the Plan) as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in those net assets for the years then ended in conformity with generally accepted accounting principles.

Our audits for the year ended December 31, 1998, were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, assets that were both acquired and disposed of within the Plan year and reportable transactions as of and for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                    KPMG LLP

Denver, Colorado
May 28, 1999

                    CIBER, INC. SAVINGS 401(k) PLAN

            Statements of Net Assets Available for Benefits

                       December 31, 1998 and 1997


                                    ASSETS
                                                                                  1998                  1997
                                                                           --------------------   ------------------
 Investments, at fair value:
     CIBER, Inc. common stock                                              $      28,289,459           21,880,510
     Insurance company accounts                                                   82,368,734           43,349,786
     Participant loans                                                             1,639,066            1,000,556
                                                                           --------------------   ------------------
             Total investments                                                   112,297,259           66,230,852
                                                                           --------------------   ------------------
 Receivables:
     Participant contributions                                                           --                455,218
     Employer contribution                                                               --                101,980
                                                                           --------------------   ------------------
             Total receivables                                                           --                557,198
                                                                           --------------------   ------------------
             Total assets                                                        112,297,259           66,788,050
                                                                           --------------------   ------------------
                                    LIABILITY

Other                                                                                    --                    398
                                                                           --------------------   ------------------
             Net assets available for benefits                             $     112,297,259            66,787,652
                                                                           --------------------   ------------------
                                                                           --------------------   ------------------


See accompanying notes to financial statements.

                    CIBER, INC. SAVINGS 401(k) PLAN

      Statements of Changes in Net Assets Available for Benefits

                Years ended December 31, 1998 and 1997


                                                                                  1998                   1997
                                                                           --------------------   -------------------
Additions to net assets attributed to:
    Net appreciation in fair value of investments                          $       8,236,775            17,336,973
    Interest income                                                                  105,198                85,479
                                                                           --------------------   -------------------
            Total investment income                                                8,341,973            17,422,452
                                                                           --------------------   -------------------
    Contributions:
       Participants, including rollovers                                          24,622,136            15,704,606
       Employer                                                                    3,733,324             2,149,582
                                                                           --------------------   -------------------
            Total contributions                                                   28,355,460            17,854,188
                                                                           --------------------   -------------------
    Transfers of assets from merged plans                                         17,157,982            10,755,936
                                                                           --------------------   -------------------
            Total additions                                                       53,855,415            46,032,576
                                                                           --------------------   -------------------
Deductions from net assets attributed to:
    Distributions to participants                                                  8,350,293             7,328,594
    Administrative expenses                                                           (4,485)                3,250
                                                                           --------------------   -------------------
            Total deductions                                                       8,345,808             7,331,844
                                                                           --------------------   -------------------
            Net increase                                                          45,509,607            38,700,732

Net assets available for benefits:
    Beginning of year                                                             66,787,652            28,086,920
                                                                           --------------------   -------------------
    End of year                                                            $     112,297,259            66,787,652
                                                                           --------------------   -------------------
                                                                           --------------------   -------------------


See accompanying notes to financial statements.

                         CIBER, INC. SAVINGS 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997

(1)    DESCRIPTION OF THE PLAN

       The following description of the CIBER, Inc. Savings 401(k) Plan (the
       Plan) provides only general information. For a more complete description of the Plan, participants should refer to the Summary Plan Description or the Plan Agreement, which are available from the plan administrator.

       (a)    GENERAL

              The Plan is a defined contribution plan covering substantially all employees of CIBER, Inc. and certain of its subsidiaries (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       (b)    CONTRIBUTIONS AND VESTING

              Participants may contribute up to 15% of pre-tax annual compensation. Contributions are subject to certain limitations. Participants may also contribute amounts representing distributions from other qualified defined contribution or benefit plans (rollovers). Participants can change their contribution percentage at any time. Company contributions are based on the participant's years of service and the participant's contribution. Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution plus actual earnings thereon is based on years of service. A participant is 100% vested after five years of service. At December 31, 1998 and 1997 unallocated forfeited accounts totaled $177,208 and $94,094, respectively, and are included in the Short-Term Fund -- MMF. Forfeitures are used to reduce future employer contributions. In 1998 and 1997, employer contributions were reduced by $290,119 and $177,086, respectively, from forfeited accounts.

       (c)    INVESTMENT OPTIONS

              Great-West Life & Annuity Insurance Company (Great-West) is the custodian and record keeper for the Plan. The Plan's assets are invested in various investment options offered by Great-West and in CIBER, Inc. common stock. Under a group fixed and variable annuity contract, participants invest in the Future Funds Series Account II of Great-West, which is a separate account of Great-West, and the guaranteed certificate funds which invests in the Great-West general account. The separate account has various investment divisions that invest in shares of diversified, open-end management investment companies (the Funds) as described in note 3 to the financial statements. The Profile Series invests in multiple underlying Funds. Participants may invest their account in the various investment options in 1% increments. Participants may change their investments in the Funds offered by Great-West on a daily basis. Participants may change their investment in the CIBER stock fund on a daily basis; however, transactions in CIBER, Inc. common stock are only processed once a week by the custodian.

                                     F - 5                     (Continued)

       (d)    DISTRIBUTIONS AND LOANS

              Participants are generally entitled to a distribution from the Plan upon termination of employment, retirement, disability or death. Terminated participants are entitled to receive only the vested percentage of their account balance and the remainder of the account is forfeited. For other situations there are various methods by which benefits may be distributed depending on date of employment, marital status and participant elections. Distributions are recorded when paid. Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested Employee Account balance. Interest on loans is charged at the prime rate as of the processing date of the loan, plus 1%. Loans are generally repaid through payroll deductions. Loans require minimum per paycheck payment amounts. Loans must be repaid within 5 years, except that the plan administrator may approve a longer term for loans to acquire a principal residence. Loan transactions are treated as a transfer to (from) the investment fund(s) from (to) the participant loan fund. A loan fee of $50 per loan is charged and paid to Great-West.

       (e)    EXPENSES

              Great-West provides certain recordkeeping and other administrative services to the Plan. These services are paid for by the Plan through a daily variable asset charge that reduces the investment income earned by the Great-West accounts. The annualized variable asset charge is equal to .25% (.50% prior to May 14, 1997) of the fair value of Great-West accounts, excluding CIBER, Inc. common stock. For participants with account balances greater than $50,000, Great-West provides an annual Bonus Addition. Bonus Additions of $6,135 and $2,250 were added to accounts in 1998 and 1997, respectively. Those Plan expenses not borne by the Plan are paid for by the Company.

       (f)    PLAN TERMINATION

              Although the Company has not expressed any intent to terminate the Plan, it retains the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become 100% vested in their accounts.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (a)    BASIS OF PRESENTATION

              The accompanying financial statements have been prepared on the accrual basis of accounting.

       (b)    INVESTMENTS

              Investments are stated at fair value. The fair value of marketable securities is determined based on quoted market values. The fair value of insurance company accounts is generally determined based on the market values of the securities included in the underlying funds. Participant loans are valued at cost which approximates fair value. Investment transactions are recorded on the date of purchase or sale (trade-date).

                                     F - 6                     (Continued)

       (c)    USE OF ESTIMATES

              The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets during the reporting period. Actual results could differ from the estimates.

(3)    INVESTMENT FUND INFORMATION

       At December 31, 1998 the Great-West investment funds are as follows:


       Great-West separate account:
          Profile Series:

             PS-I                             Profile Series I
             PS-II                            Profile Series II
             PS-III                           Profile Series III
             PS-IV                            Profile Series IV
             PS-V                             Profile Series V
          International Funds:
             IF-I                             Putnam Global Growth Fund
             IF-II                            Maxim Foreign Equity Portfolio
             IF-III                           Fidelity Advisor Overseas Fund
             IF-IV                            Orchard Index Pacific Fund
             IF-V                             Orchard Index European Fund
          Aggressive Growth Funds:
             AG-I                             American Century-Twentieth Century Ultra Fund
             AG-II                            AIM Constellation Fund
             AG-III                           Orchard Index 600
             AG-IV                            Maxim Growth Index Portfolio
             AG-V                             Maxim Small-Cap Aggressive Growth Portfolio
             AG-VI                            The Lord Abbett Developing Growth Fund
          Growth Funds:
             GF-I                             Fidelity Advisor Growth Opportunities Fund
             GF-II                            Orchard Index 500
             GF-III                           AIM Weingarten Fund
             GF-IV                            Maxim Small-Cap Value Portfolio
             GF-V                             Maxim Mid-Cap Growth Portfolio
          Growth & Income Funds:
             GI-I                             Maxim Blue Chip Portfolio
             GI-II                            AIM Charter Fund
             GI-III                           Maxim Value Index Portfolio
             GI-IV                            Putnam Fund for Growth & Income
             GI-V                             Fidelity Advisor Equity Income Fund
          Bond Funds:
             BF-I                             Maxim U.S. Government Mortgage Securities Portfolio
             BF-II                            Maxim Investment Grade Corporate Bond Portfolio
             BF-III                           Maxim Corporate Bond Portfolio
             BF-IV                            Putnam Global Governmental Income Fund
             BF-V                             Maxim Short-Term Maturity Bond Portfolio
          Short-Term Fund:
             MMF                              Maxim Money Market Portfolio
       Great-West general account:
          Guaranteed Certificate Funds:
             GCF 36M                          3 year Great-West guaranteed rate certificates
             GCF 60M                          5 year Great-West guaranteed rate certificates
             GCF 84M                          7 year Great-West guaranteed rate certificates


                                     F - 7                     (Continued)

Details of net assets available for benefits and changes in net assets available for benefits by investment fund is as follows:

Net Assets Available For Benefits Investment Fund Information - December 31,
1998:


                                                                           INSURANCE
                                                    CIBER, INC.             COMPANY                                  NET ASSETS
                                                       COMMON                POOLED            PARTICIPANT          DECEMBER 31,
               INVESTMENT FUNDS                        STOCK                ACCOUNTS              LOANS                 1998
-----------------------------------------------  -------------------   -------------------   -----------------   ------------------
CIBER stock fund                                 $     28,289,459               226,736                --               28,516,195
Great-West accounts:
    Profile Series:
       PS-I                                                  --               7,725,771                --                7,725,771
       PS-II                                                 --               8,569,468                --                8,569,468
       PS-III                                                --               3,053,973                --                3,053,973
       PS-IV                                                 --                 613,634                --                  613,634
       PS-V                                                  --                 203,127                --                  203,127
    International Funds:
       IF-I                                                  --               2,570,812                --                2,570,812
       IF-II                                                 --                 105,627                --                  105,627
       IF-III                                                --                 600,155                --                  600,155
       IF-IV                                                 --                  54,986                --                   54,986
       IF-V                                                  --                 611,748                --                  611,748
    Aggressive Growth Funds:
       AG-I                                                  --               7,061,288                --                7,061,288
       AG-II                                                 --               3,097,577                --                3,097,577
       AG-III                                                --                 545,464                --                  545,464
       AG-IV                                                 --               2,984,193                --                2,984,193
       AG-V                                                  --               1,874,577                --                1,874,577
       AG-VI                                                 --                  45,439                --                   45,439
    Growth Funds:
       GF-I                                                  --               2,867,842                --                2,867,842
       GF-II                                                 --               3,475,581                --                3,475,581
       GF-III                                                --               2,244,751                --                2,244,751
       GF-IV                                                 --                 489,124                --                  489,124
       GF-V                                                  --                 998,933                --                  998,933
    Growth & Income Funds:
       GI-I                                                  --                 604,441                --                  604,441
       GI-II                                                 --               1,193,634                --                1,193,634
       GI-III                                                --               2,107,762                --                2,107,762
       GI-IV                                                 --               3,990,089                --                3,990,089
       GI-V                                                  --               1,797,474                --                1,797,474
    Bond Funds:
       BF-I                                                  --                 625,144                --                  625,144
       BF-II                                                 --                 244,471                --                  244,471
       BF-III                                                --                 895,345                --                  895,345
       BF-IV                                                 --                 105,597                --                  105,597
       BF-V                                                  --                 101,973                --                  101,973
    Short-Term Fund:
       MMF                                                   --              20,547,537                --               20,547,537
    Guaranteed Certificate Funds:
       GCF 36M                                               --                  68,749                --                   68,749
       GCF 60M                                               --                  14,699                --                   14,699
       GCF 84M                                               --                  51,013                --                   51,013
Participant Loan Fund                                        --                    --             1,639,066              1,639,066
                                                 -------------------   -------------------   -----------------   ------------------

            Totals                               $     28,289,459            82,368,734           1,639,066            112,297,259
                                                 -------------------   -------------------   -----------------   ------------------
                                                 -------------------   -------------------   -----------------   ------------------


                                     F - 8                     (Continued)

Changes in Net Assets Available For Benefits Investment Fund Information - 1998:


                                                             NET
                                                        APPRECIATION
                                        BALANCE        (DEPRECIATION)
                                      DECEMBER 31,     IN FAIR VALUE OF     INTEREST       PARTICIPANTS'       EMPLOYER
                                         1997            INVESTMENTS         INCOME        CONTRIBUTIONS    CONTRIBUTIONS
                                   ------------------  ----------------  ---------------  ----------------  ---------------
Investment Funds

CIBER stock fund                   $     21,979,754          (786,794)               (8)       3,973,737          705,828
Great-West accounts:
    Profile Series:
      PS-I                                5,020,630         1,106,772                --        2,843,115          407,486
      PS-II                               6,275,016         1,181,153                --        2,088,459          367,678
      PS-III                              2,185,785           351,918                --          828,086          133,898
      PS-IV                                 411,227            61,640                --          171,075           26,657
      PS-V                                  127,288            16,251                --           88,663           12,218
    International Funds:
      IF-I                                1,654,560           501,916                --          627,538          123,359
      IF-II                                  71,391             5,285                --           42,239            7,467
      IF-III                                396,082            42,621                --          206,382           37,477
      IF-IV                                   2,599             4,082                --           52,373            4,655
      IF-V                                   25,189            20,938                --          309,499           41,935
    Aggressive Growth Funds:
      AG-I                                3,607,601         1,480,592                --        2,208,926          359,403
      AG-II                               2,322,336           462,093                --          923,845          167,510
      AG-III                                370,115            (6,167)               --          253,481           41,880
      AG-IV                               1,081,746           603,696                --        1,115,233          152,226
      AG-V                                1,634,658           (30,954)               --          666,176          130,312
      AG-VI                                      --             5,586                --            9,629            1,959
    Growth Funds:
      GF-I                                1,799,409           505,610                --          906,428          154,278
      GF-II                               1,667,983           592,938                --        1,058,370          163,871
      GF-III                              1,031,385           462,487                --          584,337          100,347
      GF-IV                                 259,865            30,292                --          151,022           25,237
      GF-V                                   47,288           121,502                --          485,070           56,689
    Growth & Income Funds:
      GI-I                                  219,290            57,725                --          230,196           35,629
      GI-II                                 838,735           215,938                --          288,829           52,347
      GI-III                              1,154,652           199,971                --          726,904          111,311
      GI-IV                               2,870,238           453,406                --          851,380          161,723
      GI-V                                  796,218           187,521                --          677,328           83,212
    Bond Funds:
      BF-I                                  180,303            23,503                --          191,240           27,879
      BF-II                                  86,661            10,099                --           76,066           11,439
      BF-III                                669,786            22,535                --          245,469           46,959
      BF-IV                                 104,197             3,024                --           54,076            7,527
      BF-V                                   57,024             4,070                --           37,833            8,418
    Short-Term Fund:
      MMF                                 6,767,993           325,526                --        1,593,538          (46,312)
    Guaranteed Certificate
      Funds:
        GCF 36M                              30,216                --             2,138           34,195            7,040
        GCF 60M                               6,907                --               501            5,907            1,232
        GCF 84M                              32,969                --             2,223           15,492            2,550
Participant Loan Fund                     1,000,556                --           100,344               --               --
                                   ------------------  ----------------  ---------------  ----------------  ---------------
           Totals                  $     66,787,652         8,236,775           105,198       24,622,136        3,733,324
                                   ------------------  ----------------  ---------------  ----------------  ---------------
                                   ------------------  ----------------  ---------------  ----------------  ---------------




                                    TRANSFERS       DISTRIBUTIONS                                              BALANCE
                                   FROM OTHER            TO          ADMINISTRATIVE       INTER-FUND         DECEMBER 31,
                                      PLANS         PARTICIPANTS        EXPENSES           TRANSFERS            1998
                                 ----------------  ----------------  ----------------   ----------------  ------------------
Investment Funds

CIBER stock fund                              --        (2,149,304)           1,749           4,791,233         28,516,195
Great-West accounts:
    Profile Series:
      PS-I                                    --          (527,468)             512          (1,125,276)         7,725,771
      PS-II                                   --          (816,171)             491            (527,158)         8,569,468
      PS-III                                  --          (134,483)             541            (311,772)         3,053,973
      PS-IV                                   --           (67,213)              19              10,229            613,634
      PS-V                                    --           (34,625)               9              (6,677)           203,127
    International Funds:
      IF-I                                    --          (199,404)             163            (137,320)         2,570,812
      IF-II                                   --            (9,393)               3             (11,365)           105,627
      IF-III                                  --           (48,500)              85             (33,992)           600,155
      IF-IV                                   --            (7,239)              --              (1,484)            54,986
      IF-V                                    --           (14,484)               1             228,670            611,748
    Aggressive Growth Funds:
      AG-I                                    --          (460,588)             226            (134,872)         7,061,288
      AG-II                                   --          (302,947)             206            (475,466)         3,097,577
      AG-III                                  --           (43,802)              19             (70,062)           545,464
      AG-IV                                   --          (186,340)              30             217,602          2,984,193
      AG-V                                    --          (146,199)             107            (379,523)         1,874,577
      AG-VI                                   --                --               --              28,265             45,439
    Growth Funds:
      GF-I                                    --          (565,941)             228              67,830          2,867,842
      GF-II                                   --          (176,857)              84             169,192          3,475,581
      GF-III                                  --           (81,170)             136             147,229          2,244,751
      GF-IV                                   --           (21,049)              25              43,732            489,124
      GF-V                                    --           (31,916)              --             320,300            998,933
    Growth & Income Funds:
      GI-I                                    --           (31,281)               8              92,874            604,441
      GI-II                                   --          (163,829)              78             (38,464)         1,193,634
      GI-III                                  --          (121,879)             139              36,664          2,107,762
      GI-IV                                   --          (311,814)             443             (35,287)         3,990,089
      GI-V                                    --          (121,751)             102             174,844          1,797,474
    Bond Funds:
      BF-I                                    --          (165,347)               4             367,562            625,144
      BF-II                                   --           (14,358)               4              74,560            244,471
      BF-III                                  --           (25,352)              98             (64,150)           895,345
      BF-IV                                   --           (16,158)               1             (47,070)           105,597
      BF-V                                    --            (2,324)               9              (3,057)           101,973
    Short-Term Fund:
      MMF                             16,766,397        (1,156,662)             614          (3,703,557)        20,547,537
    Guaranteed Certificate
      Funds:
        GCF 36M                               --            (6,097)               1               1,256             68,749
        GCF 60M                               --               (61)               --                213             14,699
        GCF 84M                               --            (2,221)               --                 --             51,013
Participant Loan Fund                    391,585          (186,066)           (1,650)           334,297          1,639,066
                                 ----------------  ----------------  ----------------   ----------------  ------------------
           Totals                     17,157,982        (8,350,293)            4,485                 --        112,297,259
                                 ----------------  ----------------  ----------------   ----------------  ------------------
                                 ----------------  ----------------  ----------------   ----------------  ------------------


                                     F - 9                     (Continued)

Details of net assets available for benefits and changes in net assets available for benefits by investment fund is as follows:

Net Assets Available For Benefits Investment Fund Information - December 31,
1997:


                                                                           INSURANCE
                                                    CIBER, INC.             COMPANY                              PARTICIPANT
                                                       COMMON               POOLED            PARTICIPANT       CONTRIBUTIONS
               INVESTMENT FUNDS                        STOCK               ACCOUNTS              LOANS            RECEIVABLE
-----------------------------------------------  -------------------  --------------------  -----------------   ---------------
CIBER stock fund                                 $     21,880,510                20,146               --              64,374
Great-West accounts:
    Profile Series:
       PS-I                                                  --               4,954,936               --              54,526
       PS-II                                                 --               6,224,719               --              40,535
       PS-III                                                --               2,167,563               --              14,259
       PS-IV                                                 --                 406,949               --               3,568
       PS-V                                                  --                 124,855               --               2,106
    International Funds:
       IF-I                                                  --               1,634,465               --              16,420
       IF-II                                                 --                  70,258               --                 931
       IF-III                                                --                 389,755               --               5,165
       IF-IV                                                 --                   2,391               --                 178
       IF-V                                                  --                  23,910               --               1,054
    Aggressive Growth Funds:
       AG-I                                                  --               3,560,486               --              38,119
       AG-II                                                 --               2,294,481               --              22,898
       AG-III                                                --                 362,784               --               6,112
       AG-IV                                                 --               1,063,287               --              15,156
       AG-V                                                  --               1,613,214               --              17,023
    Growth Funds:
       GF-I                                                  --               1,781,215               --              14,886
       GF-II                                                 --               1,648,617               --              15,867
       GF-III                                                --               1,019,837               --               9,527
       GF-IV                                                 --                 257,128               --               2,300
       GF-V                                                  --                  44,754               --               2,129
    Growth & Income Funds:
       GI-I                                                  --                 214,930               --               3,619
       GI-II                                                 --                 830,214               --               6,968
       GI-III                                                --               1,140,834               --              11,429
       GI-IV                                                 --               2,844,509               --              20,696
       GI-V                                                  --                 786,087               --               8,383
    Bond Funds:
       BF-I                                                  --                 176,952               --               2,735
       BF-II                                                 --                  85,786               --                 693
       BF-III                                                --                 663,622               --               4,952
       BF-IV                                                 --                 102,412               --               1,451
       BF-V                                                  --                  55,926               --                 919
    Short-Term Fund:
       MMF                                                   --               6,713,866               --              44,922
    Guaranteed Certificate Funds:
       GCF 36M                                               --                  29,098               --                 907
       GCF 60M                                               --                   6,712               --                 173
       GCF 84M                                               --                  32,690               --                 238
Participant Loan Fund                                        --                    --            1,000,556              --
                                                 -------------------  --------------------  -----------------   ---------------
            Totals                               $     21,880,510            43,349,388          1,000,556           455,218
                                                 -------------------  --------------------  -----------------   ---------------
                                                 -------------------  --------------------  -----------------   ---------------






                                                    EMPLOYER          NET ASSETS
                                                  CONTRIBUTIONS      DECEMBER 31,
               INVESTMENT FUNDS                    RECEIVABLE            1997
-----------------------------------------------  --------------   ------------------
CIBER stock fund                                      14,724           21,979,754
Great-West accounts:
    Profile Series:
       PS-I                                           11,168            5,020,630
       PS-II                                           9,762            6,275,016
       PS-III                                          3,963            2,185,785
       PS-IV                                             710              411,227
       PS-V                                              327              127,288
    International Funds:
       IF-I                                            3,675            1,654,560
       IF-II                                             202               71,391
       IF-III                                          1,162              396,082
       IF-IV                                              30                2,599
       IF-V                                              225               25,189
    Aggressive Growth Funds:
       AG-I                                            8,996            3,607,601
       AG-II                                           4,957            2,322,336
       AG-III                                          1,219              370,115
       AG-IV                                           3,303            1,081,746
       AG-V                                            4,421            1,634,658
    Growth Funds:
       GF-I                                            3,308            1,799,409
       GF-II                                           3,499            1,667,983
       GF-III                                          2,021            1,031,385
       GF-IV                                             437              259,865
       GF-V                                              405               47,288
    Growth & Income Funds:
       GI-I                                              741              219,290
       GI-II                                           1,553              838,735
       GI-III                                          2,389            1,154,652
       GI-IV                                           5,033            2,870,238
       GI-V                                            1,748              796,218
    Bond Funds:
       BF-I                                              616              180,303
       BF-II                                             182               86,661
       BF-III                                          1,212              669,786
       BF-IV                                             334              104,197
       BF-V                                              179               57,024
    Short-Term Fund:
       MMF                                             9,205            6,767,993
    Guaranteed Certificate Funds:
       GCF 36M                                           211               30,216
       GCF 60M                                            22                6,907
       GCF 84M                                            41               32,969
Participant Loan Fund                                   --              1,000,556
                                                 --------------   ------------------
            Totals                                   101,980           66,787,652
                                                 --------------   ------------------
                                                 --------------   ------------------


                                     F - 10                     (Continued)

Changes in Net Assets Available For Benefits Investment Fund Information 0 1997:


                                                              NET
                                                          APPRECIATION
                                        BALANCE          (DEPRECIATION)
                                      DECEMBER 31,      IN FAIR VALUE OF      INTEREST        PARTICIPANTS'         EMPLOYER
                                         1996             INVESTMENTS          INCOME         CONTRIBUTIONS      CONTRIBUTIONS
                                   ------------------  -------------------  -------------   ------------------  -----------------
Investment Funds

CIBER stock fund                   $    12,605,470           12,611,890           --              1,729,200            343,145
Great-West accounts:
    Profile Series:
      PS-I                               1,529,426              656,234           --              1,838,825            233,894
      PS-II                              2,067,846              729,221           --              1,568,647            270,777
      PS-III                               884,418              219,675           --                677,756             97,905
      PS-IV                                171,445               31,418           --                152,846             15,603
      PS-V                                  93,714               12,413           --                 64,555              6,624
    International Funds:
      IF-I                                 401,238              107,718           --                593,153             86,006
      IF-II                                 19,763               (3,782)          --                 39,281              4,979
      IF-III                               100,975               14,719           --                153,780             23,572
      IF-IV                                   --                   (144)          --                  1,577                263
      IF-V                                    --                    598                               6,776              1,177
    Aggressive Growth Funds:
      AG-I                               1,315,325              460,358           --              1,136,361            188,741
      AG-II                                937,126              196,819           --                703,264            127,088
      AG-III                               101,686               48,039           --                132,366             20,647
      AG-IV                                195,366              153,018           --                479,439             61,796
      AG-V                                 312,812              235,848           --                538,486             87,837
    Growth Funds:
      GF-I                                 361,367              289,790           --                442,609             74,539
      GF-II                                306,283              240,450           --                488,548             76,992
      GF-III                               347,586              158,462           --                293,604             49,810
      GF-IV                                 36,804               45,812           --                 64,199             11,531
      GF-V                                    --                  2,410           --                 15,650              2,249
    Growth & Income Funds:
      GI-I                                  79,021               17,694           --                121,152             12,131
      GI-II                                311,931              105,787           --                202,712             33,938
      GI-III                               171,886              167,419           --                345,890             45,450
      GI-IV                                672,418              377,055           --                893,276            123,281
      GI-V                                 287,780              121,423           --                214,498             34,117
    Bond Funds:
      BF-I                                  44,625                8,040           --                 83,482             13,709
      BF-II                                 80,724                5,972           --                 30,663              5,113
      BF-III                               164,430               52,288           --                148,738             26,885
      BF-IV                                 24,730                 (759)          --                 32,326              6,098
      BF-V                                  26,846                2,675           --                 18,757              3,931
    Short-Term Fund:
      MMF                                4,019,378              268,413          5,405            2,458,220             52,444
    Guaranteed Certificate
      Funds:
        GCF 36M                              8,434                 --              838               16,191              3,436
        GCF 60M                              3,159                 --              227                3,466                387
        GCF 84M                              9,317                 --            1,218               14,313              3,487
Participant Loan Fund                      393,591                 --           77,791                 --                 --
                                   ------------------  -------------------  -------------   ------------------  -----------------
           Totals                  $    28,086,920           17,336,973         85,479           15,704,606          2,149,582
                                   ------------------  -------------------  -------------   ------------------  -----------------
                                   ------------------  -------------------  -------------   ------------------  -----------------




                                     TRANSFERS          DISTRIBUTIONS                                              BALANCE
                                     FROM OTHER               TO          ADMINISTRATIVE      INTER-FUND         DECEMBER 31,
                                       PLANS             PARTICIPANTS        EXPENSES          TRANSFERS             1997
                                -------------------  -------------------  ---------------  ------------------  ------------------
Investment Funds

CIBER stock fund                          58,835             (3,102,655)           430          (2,266,561)         21,979,754
Great-West accounts:
    Profile Series:
      PS-I                                   167               (409,665)           251           1,171,498           5,020,630
      PS-II                                  261               (286,104)            52           1,924,316           6,275,016
      PS-III                                  45                (83,238)           523             388,701           2,185,785
      PS-IV                                    1                 (6,207)             3              46,118             411,227
      PS-V                                     1                 (5,193)             3             (44,829)            127,288
    International Funds:
      IF-I                                 1,039               (130,729)            17             596,118           1,654,560
      IF-II                                 --                   (6,151)          --                17,301              71,391
      IF-III                                   1                (28,824)          --               131,859             396,082
      IF-IV                                 --                      (98)          --                 1,001               2,599
      IF-V                                  --                   --               --                16,638              25,189
    Aggressive Growth Funds:
      AG-I                                    30               (278,568)            32             785,322           3,607,601
      AG-II                                   29               (158,657)            15             516,652           2,322,336
      AG-III                                 656                (33,579)             6             100,294             370,115
      AG-IV                                  681               (121,046)          --               312,492           1,081,746
      AG-V                                    17                (85,813)             3             545,468           1,634,658
    Growth Funds:
      GF-I                                   105                (71,387)             7             702,379           1,799,409
      GF-II                                1,010               (130,727)             3             685,424           1,667,983
      GF-III                                  23                (44,295)            22             226,173           1,031,385
      GF-IV                                    2                 (6,840)          --               108,357             259,865
      GF-V                                  --                   --               --                26,979              47,288
    Growth & Income Funds:
      GI-I                                  --                   (7,500)             7              (3,215)            219,290
      GI-II                                   11                (51,590)             3             235,943             838,735
      GI-III                                   7                (64,128)            15             488,113           1,154,652
      GI-IV                                   18               (116,288)            70             920,408           2,870,238
      GI-V                                     2                (45,201)             4             183,595             796,218
    Bond Funds:
      BF-I                                  --                  (28,540)             1              58,986             180,303
      BF-II                                 --                  (19,545)             2             (16,268)             86,661
      BF-III                                  11                (10,103)          --               287,537             669,786
      BF-IV                                 --                   (5,847)          --                47,649             104,197
      BF-V                                     1                (15,847)             6              20,655              57,024
    Short-Term Fund:
      MMF                             10,273,772             (1,919,829)           774          (8,390,584)          6,767,993
    Guaranteed Certificate
      Funds:
        GCF 36M                             --                     (882)             1               2,198              30,216
        GCF 60M                             --                     (339)          --                     7               6,907
        GCF 84M                             --                     (414)          --                 5,048              32,969
Participant Loan Fund                    419,211                (52,765)        (5,500)            168,228           1,000,556
                                -------------------  -------------------  ---------------  ------------------  ------------------
           Totals                     10,755,936             (7,328,594)        (3,250)               --            66,787,652
                                -------------------  -------------------  ---------------  ------------------  ------------------
                                -------------------  -------------------  ---------------  ------------------  ------------------


                                     F - 11                     (Continued)

(4)    TAX STATUS

       The Internal Revenue Service has determined and informed the Company that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC) and, accordingly, the trust is tax exempt under the IRC. The Plan has been amended since receiving the determination letter; however, the plan administrator believes that the Plan continues to qualify under the IRC.

(5)    TRANSFERS OF ASSETS FROM MERGED PLANS

       CIBER has acquired the outstanding common stock of a number of companies which had their own defined contribution type plans. During 1998 and 1997, certain of these plans were merged with the Plan and their respective assets were transferred into the Plan totaling $17,157,982 and $10,755,936, respectively.

(6)      RECONCILIATION OF FINANCIAL STATEMENTS OF FORM 5500

       The Plan is subject to annual reporting to the Internal Revenue Service on Form 5500. The Plan uses the cash basis method of accounting for contributions on Form 5500. For financial statement purposes, the Plan includes in net assets available for benefits $557,198 of contributions receivable at December 31, 1997, which are not included in total plan assets on Form 5500. There were no contributions receivable at December 31, 1998. Therefore, total contributions per the financial statements differ from Form 5500 as follows:


                                                                                 YEAR ENDED
                                                                                DECEMBER 31,
                                                                                    1998
                                                                              ------------------
                  Total contributions per financial statements                $    28,355,460
                  Contributions receivable at December 31, 1997                       557,198
                                                                              ------------------
                         Total contributions per Form 5500                    $    28,912,658
                                                                              ------------------
                                                                              ------------------


                                                                      SCHEDULE 1

                         CIBER, INC. SAVINGS 401(k) PLAN

Item 27a - Schedule of Assets Held for Investment Purposes - Form 5500,
                          Schedule G, Part I

                           December 31, 1998


               IDENTITY                                          DESCRIPTION                              COST        CURRENT VALUE
------------------------------------------   -----------------------------------------------------  ----------------  -------------
CIBER, Inc.                                  Common stock                                            $    17,061,976    28,289,459
Great West separate account:
    ER-AWP                                   Cash - employer stock awaiting purchase                         226,736       226,736
    PS-I                                     Profile Series I                                              6,414,817     7,725,771
    PS-II                                    Profile Series II                                             7,089,735     8,569,468
    PS-III                                   Profile Series III                                            2,603,693     3,053,973
    PS-IV                                    Profile Series IV                                               541,759       613,634
    PS-V                                     Profile Series V                                                187,768       203,127
    IF-I                                     Putnam Global Growth Fund                                     2,088,378     2,570,812
    IF-II                                    Maxim Foreign Equity Portfolio                                  104,736       105,627
    IF-III                                   Fidelity Advisors Overseas Fund                                 568,168       600,155
    IF-IV                                    Orchard Index Pacific Fund                                       51,680        54,986
    IF-V                                     Orchard Index European Fund                                     573,169       611,748
    AG-I                                     Twentieth Century Ultra Fund                                  5,483,313     7,061,288
    AG-II                                    AIM Constellation Fund                                        2,550,259     3,097,577
    AG-III                                   Orchard Index 600                                               515,605       545,464
    AG-IV                                    Maxim Growth Index Portfolio                                  2,344,712     2,984,193
    AG-V                                     Maxim Small-Cap Aggressive Growth Portfolio                   1,758,265     1,874,577
    AG-VI                                    The Lord Abbett Developing Growth Fund                           39,684        45,439
    GF-I                                     Fidelity Advisor Growth Opportunities Fund                    2,264,793     2,867,842
    GF-II                                    Orchard Index 500                                             2,784,501     3,475,581
    GF-III                                   AIM Weingarten Fund                                           1,684,495     2,244,751
    GF-IV                                    Maxim Small-Cap Value Portfolio                                 423,471       489,124
    GF-V                                     Maxim Mid-Cap Growth Portfolio                                  877,153       998,933
    GI-I                                     Maxim Total Return Portfolio                                    542,767       604,441
    GI-II                                    AIM Charter Fund                                                928,694     1,193,634
    GI-III                                   Maxim Value Index Portfolio                                   1,827,126     2,107,762
    GI-IV                                    Putnam Fund for Growth & Income                               3,355,671     3,990,089
    GI-V                                     Fidelity Advisor Equity Income Fund                           1,543,856     1,797,474
    BF-I                                     Maxim U.S. Government Mortgage Securities Portfolio             602,766       625,144
    BF-II                                    Maxim Investment Grade Corporate Bond Portfolio                 233,916       244,471
    BF-III                                   Maxim Corporate Bond Portfolio                                  836,603       895,345
    BF-IV                                    Putnam Global Government Income Trust Fund                      102,433       105,597
    BF-V                                     Maxim Short-Term Maturity Bond Portfolio                         98,214       101,973
    MMF                                      Maxim Money Market Portfolio                                 20,033,367    20,370,329
    Forfeitures                              Maxim Money Market Portfolio                                    177,208       177,208
Great-West guaranteed rate certificates:
    GCF36 M                                  Great-West Certificate due March 31, 1999, 4.50%                    322           322
    GCF36 M                                  Great-West Certificate due June 30, 1999, 5.00%                   1,183         1,183
    GCF36 M                                  Great-West Certificate due September 30, 1999, 5.25%                826           826
    GCF36 M                                  Great-West Certificate due December 31, 1999, 5.25%               3,497         3,497
    GCF36 M                                  Great-West Certificate due March 31, 2000, 5.25%                  4,093         4,093
    GCF36 M                                  Great-West Certificate due June 30, 2000, 5.50%                   5,322         5,322
    GCF36 M                                  Great-West Certificate due September 30, 2000, 5.10%              5,047         5,047
    GCF36 M                                  Great-West Certificate due December 31, 2000, 4.85%               8,436         8,436
    GCF36 M                                  Great-West Certificate due March 31, 2001, 4.85%                  7,037         7,037
    GCF36 M                                  Great-West Certificate due June 30, 2001, 5.25%                   7,296         7,296
    GCF36 M                                  Great-West Certificate due September 30, 2001, 4.35%             18,989        18,989
    GCF36 M                                  Great-West Certificate due December 31, 2001, 4.25%               6,700         6,700
    GCF60 M                                  Great-West Certificate due December 31, 2000, 4.75%               2,930         2,930
    GCF60 M                                  Great-West Certificate due March 31, 2001, 4.75%                     80            80
    GCF60 M                                  Great-West Certificate due June 30, 2001, 5.25%                      88            88
    GCF60 M                                  Great-West Certificate due September 30, 2001, 5.45%                 82            82
    GCF60 M                                  Great-West Certificate due December 31, 2001, 5.05%                 789           789
    GCF60 M                                  Great-West Certificate due March 31, 2002, 5.50%                    591           591
    GCF60 M                                  Great-West Certificate due June 30, 2002, 5.75%                   1,081         1,081
    GCF60 M                                  Great-West Certificate due September 30, 2002, 5.00%              1,296         1,296
    GCF60 M                                  Great-West Certificate due December 31, 2002, 5.05%               1,589         1,589
    GCF60 M                                  Great-West Certificate due March 31, 2003, 5.05%                  1,685         1,685
    GCF60 M                                  Great-West Certificate due June 30, 2003, 4.80%                   1,966         1,966
    GCF60 M                                  Great-West Certificate due September 30, 2003, 4.60%              2,522         2,522
    GCF84 M                                  Great-West Certificate due March 31, 2003, 5.00%                    168           168
    GCF84 M                                  Great-West Certificate due June 30, 2003, 5.50%                   9,562         9,562
    GCF84 M                                  Great-West Certificate due September 30, 2003, 5.65%                541           541
    GCF84 M                                  Great-West Certificate due December 31, 2003, 5.20%               7,829         7,829
    GCF84 M                                  Great-West Certificate due March 31, 2004, 5.75%                  8,432         8,432
    GCF84 M                                  Great-West Certificate due June 30, 2004, 6.00%                   6,415         6,415
    GCF84 M                                  Great-West Certificate due September 30, 2004, 5.50%              1,459         1,459
    GCF84 M                                  Great-West Certificate due December 31, 2004, 5.10%               3,626         3,626
    GCF84 M                                  Great-West Certificate due March 31, 2005, 5.10%                  3,102         3,102
    GCF84 M                                  Great-West Certificate due June 30, 2005, 4.85%                   3,184         3,184
    GCF84 M                                  Great-West Certificate due September 30, 2005, 4.75%              6,696         6,696
Participant loans                            Interest rates of 9.25% to 10.25%                             1,639,066     1,639,066


See accompanying independent auditors' report.

                                                                     SCHEDULE 2

                         CIBER, INC. SAVINGS 401(k) PLAN

Item 27a - Schedule of Assets That Were Both Acquired and Disposed of Within the
                   Plan Year - Form 5500, Schedule G, Part II

                                December 31, 1998


                                                                                                        PURCHASE        SALE
                IDENTITY                                           DESCRIPTION                            COST         PROCEEDS
--------------------------------------------   ------------------------------------------------------  -----------   -----------
Great-West guaranteed rate certificates:
    GCF36 M                                    Great-West Certificate due December 31, 2000, 4.85%      $    1,514      1,514
    GCF36 M                                    Great-West Certificate due March 31, 2001, 4.85%              1,321      1,321
    GCF36 M                                    Great-West Certificate due June 30, 2001, 4.75%                 222        222
    GCF36 M                                    Great-West Certificate due September 30, 2001, 4.35%              7          7
    GCF60 M                                    Great-West Certificate due March 31, 2003, 5.05%                 49         49
    GCF84 M                                    Great-West Certificate due December 31, 2004, 5.10%             982        982
    GCF84 M                                    Great-West Certificate due March 31, 2005, 5.10%                946        946
    GCF84 M                                    Great-West Certificate due June 30, 2005, 4.85%                 293        293


See accompanying independent auditors' report.

                                                                    SCHEDULE 3

                         CIBER, INC. SAVINGS 401(k) PLAN

 Item 27d - Schedule of Reportable Transactions - Form 5500, Schedule G, Part V

                                December 31, 1998


                                                                                                                     NET
                                                                               TOTAL              TOTAL           REALIZED
              IDENTITY                            DESCRIPTION                 PURCHASES           SALES             GAIN
-------------------------------------  -------------------------------   ------------------   ---------------   -------------

CIBER, Inc.                            Common stock                      $    12,054,977         4,859,234         141,728
Great-West separate account:
    PS-I                               Profile Series I                        3,899,555         2,235,492          91,386
    PS-II                              Profile Series II                       3,044,889         1,881,292          99,626
    AG-I                               Twentieth Century Ultra Fund            3,814,760         1,794,550         120,107
    MMF                                Maxim Money Market Portfolio           22,075,483         8,647,117          78,557


See accompanying independent auditors' report.